Jason Kent

+1 858 550 6044

jkent@cooley.com

November 4, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner

Vanessa Robertson

Conlon Danberg

Laura Crotty

Re:	Genelux Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed October 13, 2022

File No. 333-265828

Ladies and Gentlemen:

On behalf of Genelux Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 3, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 3 to the Registration Statement on Form S-1. Concurrently with the submission of this response letter, the Company is filing an Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 3 to the Registration Statement on Form S-1

Cover Page

1.	Please disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Cooley LLP    10265 Science Center DriveSan Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

November 4, 2022

Page Two

Response: The Company acknowledges the Staff’s Comment and has accordingly updated the disclosure on the cover page and on pages 1, 7, 73, 208, 215 and 217 of the Registration Statement.

Risk Factors, page 11

2.

We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: The Company acknowledges the Staff’s Comment and has accordingly updated the disclosure on pages 5, 74, and 75 of the Registration Statement.

Please contact me at (858) 550-6044 or Christine Kim at (858) 550-6110 with any questions or further comments regarding the Company’s response to the Staff’s Comments.

Sincerely,

/s/ Jason Kent
Jason Kent
Cooley LLP

cc:	Thomas Zindrick, Genelux Corporation

Christine Kim, Cooley LLP

Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP

Michael K. Bradshaw, Jr., Nelson Mullins Riley & Scarborough LLP

Cooley LLP     10265 Science Center DriveSan Diego, CA     92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com